Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

JANUARY 15, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	RSP Permian, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 7, 2014
File No. 333-192268

Ladies and Gentlemen:

This letter is in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on January 15, 2014, with respect to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1, File No. 333-192268, filed with the Commission on January 7, 2014 (the “Registration Statement”).  All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 3.

RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) acknowledges the Staff’s comment regarding whether the shares held by certain entities in which certain of the Company’s officers and directors serve on such entities’ boards of managers should be disclosed as beneficially owned by the individual officer or director in the Principal and Selling Stockholder table on page 134 of Amendment No. 3.

The Company did not include in the Principal and Selling Stockholder table on page 134 of Amendment No. 3 the shares of the Company’s common stock (the “Common Stock”) held by RSP Permian Holdco, L.L.C. (“Holdco”) in the total shares beneficially owned by the Company’s officers and directors (specifically, Michael Grimm, Steven D. Gray, Scott McNeill or David R. Albin) who also serve on the board of managers of Holdco, as the Company concluded that the members of the board of managers of Holdco should not be deemed beneficial owners of the shares of Common Stock held by Holdco.

The power to vote or sell the shares of Common Stock held by Holdco resides with Holdco itself.  None of the members of the board of managers of Holdco individually holds such power.  Holdco is governed by its board of managers, which consists of six members and can only act by majority vote.  None of the members of the Holdco board of managers otherwise has voting or investment power through their direct or indirect ownership interests in Holdco.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987).  In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company.  Five trustees, who could only act by majority vote, administered each such plan.  No trustee could act individually to vote or sell shares held by the plans.  We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Deskbook, Summer 2013 edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports our view.  As this rule is stated in Romeo & Dye, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Similarly and using the same analysis as set forth above, the Company did not include in the Principal and Selling Stockholder table on page 134 of Amendment No. 3 the shares of the Common Stock held by Rising Star Energy Development Co., L.L.C. (“Development Co.”) in the total shares beneficially owned by the Company’s officers and directors (specifically, Michael Grimm, Zane Arrott and David Albin), who also serve on the board of managers of Rising Star GP, L.L.C. (“Rising Star GP”), the general partner of Rising Star Energy Holdings, L.P., which wholly owns Development Co.  The power to vote or sell the shares of Common Stock held by Development Co. resides with Rising Star GP itself.  None of the members of the board of managers of Rising Star GP individually holds such power.  Rising Star GP is governed by a board of managers that consists of five members and can only act by majority vote.  None of the members of the board of managers otherwise has voting or investment power through their direct or indirect ownership interests in Development Co.

Finally and using the same analysis as set forth above, the Company did not include in the Principal and Selling Stockholder table on page 134 of Amendment No. 3 the shares of the Common Stock held by Pecos Energy Partners, L.P. (“Pecos”) in the total shares beneficially owned by the Company’s officers and directors (specifically, Steven D. Gray, Erik B. Daugbjerg and William Huck) who also serve on the board of managers of Pecos Operating Company, LLC (“Pecos GP”), the general partner of Pecos.  The power to vote or sell the shares of Common Stock held by Pecos resides with Pecos GP itself.  None of the members of the board of managers of Pecos GP individually holds such power.  Pecos GP is governed by a board of managers that consists of three members and can only act by majority vote.  None of the members of the board of managers otherwise has voting or investment power through their direct or indirect ownership interests in Pecos.

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If you have any questions with respect to the foregoing, please contact Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712 or Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins, L.L.P.
Christopher G. Schmitt, Vinson & Elkins L.L.P.